UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13D – 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 3)*

HUMANIGEN, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 per share

(Title of Class of Securities)

444863 10 4

(CUSIP Number)

Nomis Bay LTD

Wessex House, 3rd Floor, 45 Reid Street

Hamilton, Bermuda, HM 12

441-279-2088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not Applicable-Voluntary Filing

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 444863 10 4

1	name of reporting persons i.r.s. identification nos. of above persons Nomis Bay LTD
2	check the appropriate box if a member of a group*		(a) ☐ (b) ☐
3	sec use only
4	source of funds* WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6	citizenship or place of organization Bermuda
number of shares beneficially owned by each reporting person with	7	sole voting power 32,689,270
	8	shared voting power 0
	9	sole dispositive power 32,689,270
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 32,689,270
12	check box if the aggregate amount in row (11) excludes certain shares*		☐
13	percent of class represented by amount in row (11) 15.64% (1)
14	type of reporting person* OO

* SEE INSTRUCTIONS

(1) Based upon 208,931,973 shares of Common Stock outstanding as of June 15, 2020, as reported in the Issuer’s Registration Statement on Form S-1, filed with the U.S. Securities and Exchange Commission on June 15, 2020.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D of Nomis Bay LTD (the “Reporting Person”) filed on July 13, 2016 (the “Original Schedule 13D”) with the Securities and Exchange Commission (the “SEC”); Amendment No. 1 to the Original Schedule 13D filed on February 1, 2018 (“Amendment No. 1”) with the SEC; .and Amendment No. 2 to the Original Schedule 13D filed on February 1, 2018 (“Amendment No.2”) with the SEC, and as amended hereby, the “Schedule 13D”. This voluntary filing of Amendment No. 3 relates to the Reporting Person’s beneficial ownership of the Shares (herein defined) of the Issuer (herein defined). Except as expressly amended or supplemented in this Amendment No. 3, all other information is the Schedule 13D is as set forth therein. Only the Items amended are set forth herein. Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

This Amendment No. 3 reflects various sales of the Shares (as more particularly described below) by the Reporting Person, and the corresponding change in beneficial ownership of Shares by the Reporting Person.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This statement relates to the Common Stock, par value $0.001 (the “Shares”), of Humanigen, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 533 Airport Boulevard, Suite 400, Burlingame CA 94010.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided below in the response to Item 5

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment #3 for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 3 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	From March 20, 2020 through July 20, 2020, the Reporting Persons disposed of 884,260 shares of Common Stock in a series of open market transactions. Details by date are provided below.

Number of Common Shares	Date	Price Per Share Consideration[1]	Type of Transaction
6,000	03/20/20	$2.000	Open Market Sale
263,250	06/02/20	$2.181	Open Market Sale
101,010	06/03/20	$2.983	Open Market Sale
106,000	06/04/20	$3.025	Open Market Sale
35,000	06/09/20	$3.651	Open Market Sale
5,000	06/10/20	$3.477	Open Market Sale
30,000	06/15/20	$5.505	Open Market Sale
35,000	06/16/20	$5.733	Open Market Sale
3,000	06/30/20	$4.913	Open Market Sale
38,085	07/17/20	$5.005	Open Market Sale
261,915	07/20/20	$5.000	Open Market Sale
[1]	A total of approximately $8,831.17 in commissions was also paid in connection with these sales.

(d)	The Reporting Person and its stockholders have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares reported herein in accordance with their respective ownership interests in the Reporting Person

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person entered into a Lock-Up Agreement, dated June 1, 2020 (the “Lock-Up Agreement”), by and between J.P. Morgan Securities LLC, in its capacity as placement agent for the Issuer, and the Reporting Person. There are 29,854,524 shares beneficially owned by the Reporting Person that are subject to the Lock-Up Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2020

Nomis Bay LTD

By:	/s/ Peter Poole
Name:	Peter Poole
Title:	Director